Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 7, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10369
Tactical Income Portfolio, Series 73
(the “Trust”)
CIK No. 1935938 File No. 333-267458

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the disclosure states: “The dividend-paying stocks and REITs are selected by applying a disciplined investment strategy which adheres to pre-determined screens and factors, including…” Please specify all screens and factors and delete “including.”

Response:The Trust notes that the screens and factors for selecting stocks and REITs are currently disclosed. Specifically, the stocks and REITs must (i) have a market capitalization greater than $1 billion, (ii) have a three-month average daily trading volume greater than $1 million and (iii) have a current indicated dividend yield greater than twice that of the S&P 500(R) Index at the time of selection. The disclosure will be revised to replace “including” with “which require” to clarify.

2.Please add disclosure (similar to other recent UITs) about the duration and/or maturity selected based on current market conditions.

Response:The following disclosure will be added to Trust’s prospectus in accordance with the Staff’s comment:

“In times of rising interest rates, as we are currently experiencing, funds with shorter average durations and maturities are favored.”

3.Please revise the disclosure to disclose the credit quality that will be used for the portfolio given current market conditions.

Response:As the disclosure currently states, the Sponsor does not require specific credit quality when selecting the ETFs for the portfolio. Credit quality is just one factor generally considered when reviewing an ETF and is balanced along with maturity and duration based on current market conditions. Therefore, the Trust respectfully declines to add any additional disclosure.

Risk Factors

4.If the Trust will have material exposure to China, please disclose the risks associated with investments in China.

Response: If the Trust has material exposure to China, based on its final portfolio, relevant risk disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon